EXHIBIT 3.1

ACCREDITED SOLUTIONS, INC.

CERTIFICATE OF DESIGNATIONS, PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

The undersigned, Eduardo Brito, hereby certifies that:

1. I am the Chief Executive Officer of Accredited Solutions, Inc., a Nevada corporation (the “Company”).

2. The Company is authorized to issue 30,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). There are currently 15,000 shares designated as Series A Preferred Stock and 14,000 shares of Series A Preferred Stock issued and outstanding.

The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Board of Directors of the Company is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any Series B and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Company, pursuant to its authority as aforesaid in accordance with the laws of the State of Nevada, and as set forth in this Certificate of Designations, Preferences, Rights and Limitations of Series B Convertible Preferred Stock, to designate the rights, preferences, restrictions and other matters relating to the Series B Convertible Preferred Stock, which will consist of 5,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), which the Company has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of Preferred Stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preferred Stock as follows:

RESOLVED FURTHER, that the chairman, chief executive officer, chief financial officer, president or any vice-president, and the secretary or any assistant secretary, of the Company be and they hereby are authorized and directed to prepare and file a Certificate of Designations, Preferences, Rights and Limitations of Series B Preferred Stock in accordance with the foregoing resolution and the provisions of Nevada law.

ARTICLE I

Series B Preferred Stock

Section 1. Designation and Amount. The number of shares so designated as Series B Preferred Stock will be 5,000 which will not be subject to increase without the consent of the holders (each a “Holder” and, collectively, the “Holders”) of a majority of the outstanding shares of Series B Preferred Stock. Terms not otherwise defined herein shall have the meaning ascribed to such terms in the Exchange Agreement (the “Exchange Agreement”) dated as of March 20, 2024, by and between the Company and the initial purchasers of the Series B Preferred Stock. The designations, powers, preferences, rights and restrictions granted or imposed upon the Series B Preferred Stock and holders thereof are as follows unless otherwise agreed to by agreement between the Company and the purchasers of the Series B Preferred Stock.

The Series B Preferred Stock shall have an initial liquidation preference, or stated value of $1,000 per share which shall be increased for any accrued, unpaid dividends, the Default Adjustment (as defined herein), if applicable, Fail to Deliver Fees (as defined herein), if any, and any other fees as set forth herein (“Stated Value”).

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Section 2. Ranking and Voting.

A. Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior to the Company’s common stock, par value $0.001 per share (“Common Stock”) and all other classes of Preferred Stock, and (b) junior with respect to dividends and right of liquidation to all existing indebtedness of the Company, a schedule of such indebtedness attached hereto as Schedule 1.

B. Voting. Except as set forth herein, Series B Preferred Stock shall have no right to vote on any matters requiring shareholder approval.

Section 3. Dividends. Series B Preferred Stock will carry an annual ten percent (10%) cumulative dividend, compounded daily, payable solely upon redemption, liquidation or conversion. Upon the occurrence of an Event of Default (as defined herein), the dividend rate shall increase to twenty two percent (22%).

Section 4. Protective Provision.

A. So long as any shares of Series B Preferred Stock are outstanding, the Company will not, without the affirmative approval of all Holders of the shares of Series B Preferred Stock then outstanding (voting as a class), (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Certificate of Designations, (ii) amend its Articles of Incorporation, as amended, or other charter documents in breach of any of the provisions hereof, (iii) increase the authorized number of shares of Series B Preferred Stock, (iv) liquidate, dissolve or wind-up the business and affairs of the Company, or effect any Deemed Liquidation Event (as defined below), or (vi) enter into any agreement with respect to any of the foregoing.

B. A “Deemed Liquidation Event” will mean: (a) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation,; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

C. The Company shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company will be allocated among the holders of capital stock of the Company in accordance hereof.

D. So long as any shares of Series B Preferred Stock are outstanding, the Company shall not without the affirmative approval of all Holders of the shares of Series B Preferred Stock, directly or indirectly: (a) change the nature of its business; (b) sell, divest, change the structure of any material assets of the Company or any subsidiary other than in the ordinary course of business (c) accept MerchantCash-Advances in which it sells future receivables at a discount, any other factoring transactions, or similar financing instruments or financing transactions; (d) enter into an agreement or amend an existing agreement to effect any sale of securities involving, or convert any securities previously issued under, a Variable Rate Transaction; or (e) Enter into a borrowing arrangement where the Company pays an effective APR greater than 20%. As used herein, the term “Variable Rate Transaction” means a transaction in which Company or any Subsidiary (i) issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, the Common Stock at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of Company or the Subsidiary, as the case may be, or the market for the Common Stock, or (ii) enters into any agreement (including, without limitation, an “equity line of credit” or an “at-the-market offering”) whereby Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

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E. So long as any shares of Series B Preferred Stock are outstanding, the Company shall not issue any securities (whether debt or equity) that are senior in rank in any respect to the Series B Preferred Stock without the prior written consent of all Holders of the outstanding shares of Series B Preferred Stock.

Section 5. Liquidation.

A. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Company, and after payment or provision for any liquidation preference payable to the holders of any Preferred Stock ranking senior upon liquidation to the Series B Preferred Stock, if any, but prior to any distribution or payment made to the holders of Common Stock or the holders of any Preferred Stock ranking junior upon liquidation to the Series B Preferred Stock by reason of their ownership thereof, the Holders of Series B Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount with respect to each share of Series B Preferred Stock equal to the then Stated Value as adjusted pursuant to the terms hereof (including but not limited to the additional of any accrued unpaid dividends and the Default Adjustment (as defined herein), if applicable).

B. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company will be insufficient to make payment in full to all Holders, then such assets will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Section 6. Redemption.

A. Company’s Redemption Option. Notwithstanding anything to the contrary contained herein, at any time during the periods set forth on the table immediately following this paragraph (the “Redemption Periods”) provided that an Event of Default has not occurred, the Company will have the right, at the Company’s option, to redeem all or any portion of the shares of Series B Preferred Stock, exercisable on not more than three (3) Trading Days (as defined herein) prior written notice to the Holders, in full, in accordance with this Section 6. Any notice of redemption hereunder (an “Optional Redemption Notice”) shall be delivered to the Holder at its registered addresses and shall state: (1) that the Company is exercising its right to redeem the Series B Preferred Stock, and (2) the date of redemption which shall be not more than three (3) Trading Days (as defined herein) from the date of the Optional Redemption Notice. On the date fixed for redemption (the “Optional Redemption Date”), the Company shall make payment of the Optional Redemption Amount (as defined herein) to Holder, or upon the direction of the Holder as specified by the Holder in a writing to the Company (which direction shall be sent to Company by the Holder at least one (1) business day prior to the Optional Redemption Date). If the Company exercises its right to redeem the Series B Preferred Stock, the Company shall make payment to the Holder of an amount in cash equal to the percentage (“Redemption Percentage”) as set forth in the table immediately following this paragraph opposite the applicable Redemption Period, multiplied by the sum of an amount equal to the total number of Series B Preferred Stock held by the Holder multiplied by the then current Stated Value as adjusted pursuant to the terms hereof (including, but not limited to, the addition of any accrued unpaid dividends, if applicable)(the “Optional Redemption Amount”). If the Company delivers an Optional Redemption Notice and fails to pay the Optional Redemption Amount due to the Holder within two (2) business days following the Optional Redemption Date, the Company shall forever forfeit its right to redeem the Series B Preferred Stock pursuant to this Section 6.

Redemption Period	Redemption Percentage
The period beginning on the date of the issuance of shares of Series B Preferred Stock (the “Issuance Date”) and ending on the date which is three hundred sixty five (365) days following the Issuance Date.	115%

After the expiration of three hundred sixty five (365) days following the Issuance Date, except for the Mandatory Redemption, the Company shall have no right to redeem the Series B Preferred Stock. Notwithstanding anything contained herein to the contrary, the Holder’s conversion rights herein shall not be affected in any way until the Series B Preferred Stock is fully redeemed (funds received by the Holder, respectively) pursuant to an optional redemption notice. Thus, a conversion notice prior to the receipt by the Holder of redemption funds in full shall be effected.

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B. Company’s Mandatory Redemption. On the date which is eighteen (18) months following the Issuance Date or upon the occurrence of an Event of Default (the “Mandatory Redemption Date”), the Company shall redeem all of the shares of Series B Preferred Stock of the Holder (which have not been previously redeemed or converted). With five (5) days of the Mandatory Redemption Date, the Company shall make payment to each Holder of an amount in cash equal to the total number of shares of Series B Preferred Stock held by such Holder multiplied by 120% of the then current Stated Value as adjusted pursuant to the terms hereof (including, but not limited to, the addition of any accrued unpaid dividends and the Default Adjustment (as defined herein), if applicable) (the “Mandatory Redemption Amount”).

Section 7. Conversion.

A. Conversion Right. The Holder shall have the right from time to time, and at any time during the period beginning on the Issuance Date, to convert all or any part of the outstanding Series B Preferred Stock into fully paid and non-assessable shares of Common Stock, as such Common Stock exists on the Issuance Date, or any shares of capital stock or other securities of the Company into which such Common Stock shall hereafter be changed or reclassified at the conversion price determined as provided herein (a “Conversion”); provided, however, that in no event shall any Holder be entitled to convert any portion of the Series B Preferred Stock in excess of that number of Series B Preferred Stock that upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by such Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series B Preferred Stock or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series B Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The beneficial ownership limitations on conversion as set forth in the section may NOT be waived by the Holder. The number of shares of Common Stock to be issued upon each conversion of Series B Preferred Stock shall be determined by dividing the Conversion Amount (as defined herein) by the applicable Conversion Price (as defined herein) then in effect on the date specified in the notice of conversion (the “Notice of Conversion”), attached hereto as Exhibit A, delivered to the Company by the Holder in accordance with the terms hereof; provided that the Notice of Conversion is submitted by facsimile or email (or by other means resulting in, or reasonably expected to result in, notice) to the Company before 6:00 p.m., New York, New York time on such conversion date (the “Conversion Date”); however, if the Notice of Conversion is sent after 6:00 p.m., New York, New York time the Conversion Date shall be the next business day. The term “Conversion Amount” means, with respect to any conversion of share of the Series B Preferred Stock, the sum of the then current Stated Value as adjusted pursuant to the terms hereof (including, but not limited to, the addition of any accrued unpaid dividends and the Default Adjustment (as defined herein), if applicable); multiplied by the number of shares of Series B Preferred Stock being converted in such conversion. In the event that Series B Preferred Shares are not redeemed pursuant to Section 7 hereof, during the period beginning on the date which is six (6) months following the Issuance Date until the preferred stock are redeemed or converted, subject to the provisions set forth herein, the Holder is obligated to convert the Series B Preferred into shares of common stock pursuant to this Section 7 subject to market conditions.

B. Conversion Price. The conversion price (the “Conversion Price”) shall equal the Variable Conversion Price (as defined herein) (subject to equitable adjustments by the Company relating to the Company’s securities or the securities of any subsidiary of the Company, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The “Variable Conversion Price” shall mean 85% multiplied by the Market Price (as defined herein) (representing a discount rate of 15%). “Market Price” means the average of the three (3) lowest volume weighted average prices for the Common Stock during the five (5) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date.

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C. Authorized Shares. The Company covenants that during the period the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Series B Preferred Stock issued. The Company is required at all times to have authorized and reserved two and one half (2.5) times the number of shares that would be issuable upon full conversion of the Series B Preferred Stock (assuming that the 4.99% limitation set forth in herein is not in effect) (based on the respective Conversion Price of the Series B Preferred Stock in effect from time to time), it being acknowledged and agreed by the parties that for the initial issuance of the Series B Preferred Stock, 100,000,000 shares of Common Stock is sufficient and will be reserved (the “Reserved Amount”). The Reserved Amount shall be increased (or decreased unilaterally by the Holder) from time to time in accordance with the Company’s obligations hereunder. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if the Company shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Series B Preferred Stock shall be convertible at the then current Conversion Price, the Company shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Series B Preferred Stock. The Company (i) acknowledges that it has irrevocably instructed its transfer agent by letter, a copy of which is attached hereto as Exhibit B, to issue certificates for the Common Stock issuable upon conversion of this Series B Preferred Stock and to establish the Reserved Amount, and (ii) agrees that its issuance of the Series B Preferred Stock shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of the Exchange Agreement and the Series B Preferred Stock. If, at any time the Company does not maintain the required Reserved Amount, the Company shall be put on notice by the Holder, and shall have 30 days to cure its deficiency, after which time, such failure will be deemed an Event of Default hereunder.

D. Method of Conversion.

i. Mechanics of Conversion. As set forth in hereof, the Series B Preferred Stock may be converted by the Holder in whole or in part at any time from time to time after six (6) months following the Issuance Date, by submitting to the Company a Notice of Conversion (by facsimile, e-mail or other reasonable means of communication dispatched on the Conversion Date prior to 6:00 p.m., New York, New York time) and within five (5) days following such conversion surrendering the converted Series B Preferred Stock to the Company’s transfer agent.

ii. Surrender of Series B Preferred Stock Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of the Series B Preferred Stock in accordance with the terms hereof, the Holder shall not be required to physically surrender the Series B Preferred Stock to the Company (or its transfer agent) unless all of the Holder’s Series B Preferred Stock is so converted. The Holder and the Company shall maintain records showing the amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of the Series B Preferred Stock upon each such conversion.

iii. Delivery of Common Stock Upon Conversion. Upon receipt by the Company from the Holder of a facsimile transmission or e-mail (or other reasonable means of communication) of a Notice of Conversion meeting the requirements for conversion as set forth herein, the Company shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such conversion within two (2) business days after such receipt (the “Deadline”). Upon receipt by the Company of a Notice of Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, the outstanding Series B Preferred Stock held by such Holder shall be reduced to reflect such conversion, and, unless the Company defaults on its obligations hereunder, all rights with respect to the shares of Series B Preferred Stock being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, the Company’s obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Company to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to the Company, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with such conversion.

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iv. Delivery of Common Stock by Electronic Transfer. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Company is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, upon request of the Holder and its compliance with the provisions set forth herein, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder’s Prime Broker with DTC through its Deposit and Withdrawal at Custodian (“DWAC”) system.

v. Failure to Deliver Common Stock Prior to Deadline. Without in any way limiting the Holder’s right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Common Stock issuable upon conversion of the Series B Preferred Stock is not delivered by the Deadline due to action and/or inaction of the Company, the Company shall pay to the Holder $2,000 per day in cash, for each day beyond the Deadline that the Company fails to deliver such Common Stock (the “Fail to Deliver Fee”); provided, however, that the Fail to Deliver Fee shall not be due if the failure is a result of a third party (i.e. transfer agent; and not the result of any failure to pay such transfer agent) despite the best efforts of the Company to effect delivery of such Common Stock. Such cash amount shall be paid to Holder by the fifth (5th) day of the month following the month in which it has accrued, or at the sole discretion of the Holder, shall be added to the aggregate Stated Value of the Series B Preferred Stock with respect to such Holder, in which event dividends shall accrue thereon and such additional Stated Value (and dividends thereon) shall be convertible into Common Stock in accordance with the terms hereof. The Company agrees that the right to convert is a valuable right to the Holder. The damages resulting from a failure, attempt to frustrate, interference with such conversion right are difficult if not impossible to qualify. Accordingly, the parties acknowledge that the damages provision contained in this section are justified and reasonable.

vi. Concerning the Shares. The shares of Common Stock issuable upon conversion of the Series B Preferred Stock may not be sold or transferred unless: (i) such shares are sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”) or (ii) the Company or its transfer agent shall have been furnished with an opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration (such as Rule 144 or a successor rule) (“Rule 144"); or (iii) such shares are transferred to an “affiliate” (as defined in Rule 144) of the Company who agrees to sell or otherwise transfer the shares only in accordance with this section and who is an Accredited Investor (as defined in the Exchange Agreement).

Any restrictive legend on certificates representing shares of Common Stock issuable upon conversion of the Series B Preferred Stock shall be removed and the Company shall issue to the Holder a new certificate therefore free of any transfer legend if the Company or its transfer agent shall have received an opinion of counsel from Holder’s counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that (i) a public sale or transfer of such Common Stock may be made without registration under the Act, which opinion shall be accepted by the Company so that the sale or transfer is effected; or (ii) in the case of the Common Stock issuable upon conversion of the Series B Preferred Stock such security is registered for sale by the Holder under an effective registration statement filed under the Act; or otherwise may be sold pursuant to an exemption from registration. In the event that the Company does not reasonably accept the opinion of counsel provided by the Holder with respect to the transfer of Securities pursuant to an exemption from registration (such as Rule 144), at the Deadline, it will be considered an Event of Default hereunder.

E. Effect of Certain Events.

i. Effect of Merger, Consolidation, Etc. Subject to Section 4.A., at the option of the Holder, the sale, conveyance or disposition of all or substantially all of the assets of the Company, the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, or the consolidation, merger or other business combination of the Company with or into any other Person (as defined herein) or Persons when the Company is not the survivor shall be deemed to be an Event of Default hereunder. “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

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ii. Adjustment Due to Merger, Consolidation, Etc. If, at any time when the Series B Preferred Stock are outstanding and prior to conversion of all of the Series B Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of another class or classes of stock or securities of the Company or another entity, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company, then the Holder shall thereafter have the right to receive upon conversion of the Series B Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities or assets which the Holder would have been entitled to receive in such transaction had the Series B Preferred Stock been converted in full immediately prior to such transaction (without regard to any limitations on conversion set forth herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holder to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Series B Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof. The Company shall not affect any transaction described in this section unless (a) it first gives, to the extent practicable, ten (10) days prior written notice (but in any event at least five (5) days prior written notice) of the record date of the special meeting of shareholders to approve, or if there is no such record date, the consummation of, such merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets (during which time the Holder shall be entitled to convert the Series B Preferred Stock) and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the rights, preferences afforded to the Holders of the Series B Preferred Stock hereunder and obligations set forth herein. The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers or share exchanges. For avoidance of doubt, any transaction described in this section shall be subject to Section 4.A.

iii. Adjustment Due to Distribution. If the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Company’s shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the Holder shall be entitled, upon any conversion of the Series B Preferred Stock after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon such conversion had such Holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

F. Stock Register. The Company will keep at the offices of the transfer agent, a register of the Series B Preferred Stock, which shall be prima facie indicia of ownership of all outstanding shares of Series B Preferred Stock. Upon the surrender of any certificate representing Series B Preferred Stock at such place, the Company, at the request of the record Holder of such certificate, will execute and deliver (at the Company’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares as is requested by the Holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate.

G. Taxes. The Company shall pay any and all documentary, stamp, transfer (but only in respect of the registered Holder thereof), issuance and other similar taxes that may be payable with respect to the issuance and delivery of shares of Common Stock upon the conversion of Preferred Shares.

Section 8. Events of Default.

A. If any of the following events of default (each, an “Event of Default”) shall occur:

i. Failure to Redeem. The Company fails to pay the Mandatory Redemption Amount when due as set forth herein and such breach continues for a period of five (5) days after written notice from the Holder.

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ii. Conversion and the Shares. The Company fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms hereof, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to the terms hereof as and when required hereby, the Company directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for shares of Common Stock to be issued to the Holder upon conversion of the Series B Preferred Stock or otherwise pursuant to the terms hereof, as and when required by the terms hereof, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to the terms hereof as and when required by the terms hereof (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this section) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for two (2) business days after the Holder shall have delivered a Notice of Conversion. It is an obligation of the Company to remain current in its obligations to its transfer agent. It shall be an event of default hereunder, if a conversion of the Series B Preferred Stock is delayed, hindered or frustrated due to a balance owed by the Company to its transfer agent. If at the option of the Holder, the Holder advances any funds to the Company’s transfer agent in order to process a conversion, such advanced funds shall be paid by the Company to the Holder within two (2) business days of a demand from the Holder.

iii. Breach of Covenants. The Company breaches any material covenant or other material terms or conditions contained in this Certificate of Designation and any collateral documents including, but not limited to, the Exchange Agreement and such breach continues for a period of ten (10) days after written notice thereof to the Company from the Holder.

iv. Breach of Representations and Warranties. Any representation or warranty of the Company made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith (including, without limitation, the Exchange Agreement), shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to the Series B Preferred Stock or the Exchange Agreement.

v. Receiver or Trustee. The Company or any subsidiary of the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

vi. Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company or any subsidiary of the Company.

vii. Delisting of Common Stock. The Company shall fail to maintain the listing of the Common Stock on at least one of the OTC electronic quotations systems (which specifically includes the quotation platforms maintained by the OTC Markets Group) or an equivalent replacement exchange.

viii. Failure to Comply with the Exchange Act. The Company shall fail to comply with the reporting requirements of the Exchange Act; and/or the Company shall cease to be subject to the reporting requirements of the Exchange Act.

ix. Liquidation. Any dissolution, liquidation, or winding up of Company or any substantial portion of its business.

x. Cessation of Operations. Any cessation of operations by Company or Company admits it is otherwise generally unable to pay its debts as such debts become due; provided, however, that any disclosure of the Company’s ability to continue as a “going concern” shall not be an admission that the Company cannot pay its debts as they become due.

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xi. Financial Statement Restatement. The restatement of any financial statements filed by the Company with the Securities and Exchange Commission (“SEC”) at any time after 180 days after the Issuance Date for any date or period until the Series B Preferred Stock is no longer outstanding, if the result of such restatement would, by comparison to the un- restated financial statement, have constituted a material adverse effect on the rights of the Holder with respect to the terms hereof (including the conversion rights hereof) or the Exchange Agreement.

xii. Replacement of Transfer Agent. In the event that the Company proposes to replace its transfer agent, the Company fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to the Exchange Agreement (including, but not limited to, the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent and the Company.

xiii. Prohibited Transactions. The Company enters into certain transactions prohibited under Section 4 without the requisite approval.

B. Default Adjustment. Upon the occurrence and during the continuation of any Event of Default (other than as set forth in Section 8.A.ii and Section 8.A.xiii), the Stated Value shall immediately be increased to an amount equal to 125% times the then Stated Value, as adjusted pursuant to the terms hereof (i.e. accrued unpaid dividends and other fees, if any). Upon the occurrence and during the continuation of any event of default specified in Section 8.A.ii., the Stated Value shall immediately be increased to an amount equal to 150% times the then Stated Value, as adjusted pursuant to the terms hereof (i.e. accrued unpaid dividends and other fees, if any) (the amounts referred to herein shall be referred to collectively as the “Default Adjustment”). In the event of a Default Adjustment, the Company shall immediately, upon the demand of the Holder, redeem the issued and outstanding Series B Preferred Stock and pay to the Holder the amount which is equal to the number of shares of Series B Preferred Stock held by such Holder multiplied by the then current Stated Value, as adjusted hereunder (i.e., accrued unpaid dividends, Default Adjustment, any other fees as set forth herein). Upon the occurrence and during the continuation of any event of default specified in Section 8.A.xiii, (i) the stated value will increase to an amount so that the total Stated Value of each Holder’s series B shares shall be equal to what the debt balance of such Holder (as described in the Exchange Agreement) would be under the original terms of such debt, less the amount of any Conversion or Redemption hereunder, which shall be deemed payments toward such debt balances, and (ii) the Holder shall be entitled to apply to the Series B shares, any terms available to the investor or lender parties in any transactions that trigger a default specified in Section 8.A.xiii.

C. The Holder shall be entitled to obtain injunctive relief against Company and its subsidiaries to preclude the closing of any transaction or effectiveness of any agreement that is prohibited under Section 4, which remedy shall be in addition to any right to collect damages or any other remedy or right granted hereunder.

Section 9. Miscellaneous.

A. Lost or Mutilated Preferred Stock Certificate. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series B Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Company (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Company will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

B. Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

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C. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, e-mail, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective: (a) upon hand delivery or delivery by facsimile or email, with accurate confirmation (if delivered on a business day during normal business hours where such notice is to be received), or the first (1st) business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second (2nd) business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

D. Jurisdiction. Any action brought by either party against the other concerning the Series B Preferred Stock or the Exchange Agreement shall be brought only in the state courts of Nevada or in the federal courts located in Nevada. The Company hereby irrevocably waives any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The Company waives trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Certificate of Designation or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with the Series B Preferred Stock or the Exchange Agreement, any agreement or any other document delivered in connection with the Series B Preferred Stock by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

E. Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Certificate of Designation will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Certificate of Designation or Exchange Agreement, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, (the parties will not be entitled of any punitive damages or penalties, but, only real and actual damages), to an injunction or injunctions restraining, preventing or curing any breach of this Certificate of Designation or Exchange Agreement and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

F. Headings. The headings contained herein are for convenience only and will not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this April 19th, 2024.

ACCREDITED SOLUTIONS, INC.

By:	/s/ Eduardo Brito
Name:	Eduardo Brito
Title:	Chief Executive Officer

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EXHIBIT A

ACCREDITED SOLUTIONS, INC.

CONVERSION NOTICE

Reference is made to the Certificate of Designations, Preferences, Rights and Limitations of the Series B Convertible Preferred Stock of Accredited Solutions, Inc. (the “Certificate of Designations”). In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Stock, $0.001 par value per share (the “Preferred Shares”), of Accredited Solutions, Inc., a Nevada corporation (the “Company”), indicated below into shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company, as of the date specified below.

Date of Conversion:

Number of Preferred Shares to be converted:

Share certificate no(s). of Preferred Shares to be converted:

Tax ID Number (If applicable):

Conversion Price:

Please issue the shares of Common Stock into which the Preferred Shares are being converted in the following name and to the following address:

Issue to:

Address:

Telephone Number:

Facsimile Number:

Holder:

By:

Title:

Dated:

Account Number (if electronic book entry transfer):

Transaction Code Number (if electronic book entry transfer):

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EXHIBIT B

(Form of Irrevocable Transfer Agent Instruction Letter)

Delivered separately.

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Schedule 1

(Schedule of Existing Indebtedness)

Delivered separately.

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